Gina R. Wardlow

Director and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-4568 Fax 732 482-8022

gina.wardlow@prudential.com

December 28, 2011

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A
Form N-4Registration Statement
File No. 333-162553

Dear Ms. Samuel:

This letter responds to your comments provided during our December 20, 2011 conversation regarding the above-referenced Registration Statement. Below we restate each of your comments and follow with our response. In addition, we include herewith a printed copy of the prospectuses marked to show the changes made in response to your comments and to reflect other disclosure changes. This letter and a blacklined draft have been filed as correspondence on EDGAR.

Prudential Retirement Security Annuity IV Comments

1.	Short Term Cancellation Right or “Free Look” (Pages 7 and 10-11)

The “free look” discussion in the Section 1 summary and within Section 1 under the heading “Short Term Cancellation Right or “Free Look”” should be clarified as discussed.

RESPONSE: The “free look” discussion in the summary of Section 1 and within Section 1 was revised to replace the term “Prudential Retirement Security Annuity IV” with the term “Contract”; clarify references to “Plan Type A” and “Plan Type B” and to revise the language indicating that employment based retirement plans may not make this cancellation privilege available.

2.	Section 4 “What is the Death Benefit” Summary (Page 8)

Add language clarifying that the Death Benefit will be paid in the amount of the Contract Value and retain parenthetical references to “Plan Type B” previously deleted, throughout the prospectus.

RESPONSE: Clarifying language indicating that the Death Benefit would be paid in an amount equal to the Contract Value was added to the prospectus. Parenthetical references to “Plan Type B” were added throughout the prospectus for clarification.

3.	Payments to PRIAC (Page 12-13)

The discussion should be revised to customize the language for the revenue sharing payment received by PRIAC specific to the applicable fund offered under the Contract.

RESPONSE: We have revised the discussion to indicate that PRIAC will receive a fee of .35% of the average assets allocated to the fund annually and to retain important disclosure regarding fees PRIAC may receive from the fund, its investment adviser, service provider or the affiliates thereof, related other variable annuity contracts issued by PRIAC.

4.	Insurance and Administrative Charges (Page 30)

The discussion within the Insurance and Administrative Charges section should be revised to indicate that written notice will be provided before increasing the charge.

RESPONSE: The discussion under the “Insurance and Administrative Charges” chart has been revised accordingly.

Prudential Retirement Security Annuity V Comments

1.	Short Term Cancellation Right or “Free Look” (Pages 7 and 10)

The “free look” discussion in the Section 1 summary and within Section 1 under the heading “Short Term Cancellation Right or “Free Look”” should be clarified as discussed.

RESPONSE: The “free look” discussion in the summary of Section 1 and within Section 1 was revised to replace the term “Prudential Retirement Security Annuity IV” with the term “Contract” and to add language indicating that employment based retirement plans may not make this cancellation privilege available.

2.	Section 4 “What is the Death Benefit” Summary (Page 8)

Add language clarifying that the Death Benefit will be paid in the amount of the Contract Value.

RESPONSE: Clarifying language indicating that the Death Benefit would be paid in an amount equal to the Contract Value was added to the prospectus.

3.	Payments to PRIAC (Page 12)

The discussion should be revised to indicate that PRIAC does not receive revenue sharing payments specific to the fund offered under the Contract.

RESPONSE: We have revised the discussion to indicate that PRIAC will not receive revenue sharing payments related to the Contract and to retain important disclosure regarding fees PRIAC may receive from the fund, its investment adviser, service provider or the affiliates thereof, related other variable annuity contracts issued by PRIAC.

4.	Insurance and Administrative Charges (Page 28)

The discussion within the Insurance and Administrative Charges section should be revised to indicate that written notice will be provided before increasing the charge.

RESPONSE: The discussion under the “Insurance and Administrative Charges” chart has been revised accordingly.

We appreciate your attention to this filing and hope that we have addressed your comments appropriately.

Very truly yours,

/s/ Gina R. Wardlow

Gina R. Wardlow

Enc: 1

Cc: Adam Scaramella